

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 9, 2007

<u>Via Facsimile</u>

M. Brent Stevens
Chief Executive Officer
3rd Street Ice Harbor, PO Box 1750
Dubuque, Iowa 52001

> **RE:** **Peninsula Gaming, LLC, Peninsula Gaming Corp. and Diamond Jo, LLC**
> **Form 10-K: For the Year Ended December 31, 2006**
> **File Number: 333-117800**

Dear Mr. Stevens:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Natalie A. Schramm, Chief Financial Officer